EXHIBIT 16


July 25, 2000




Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for First Mariner Bancorp and, under the date of January 28, 2000, we reported on the consolidated financial statements of First Mariner Bancorp and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999. On July 20, 2000, our appointment as principal accountants was terminated. We have read First Mariner Bancorp's statements included under Item 4 of its Form 8-K dated July 25, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with First Mariner Bancorp's statement that the change was approved by the board of directors and the audit committee.

Very truly yours,



/s/KPMG LLP
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   KPMG LLP